                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form 11-K


     [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 1999

                                      or

     [_] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from _______________ to ____________________

Commission file number  1-10962

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             CALLAWAY GOLF COMPANY
                          401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             CALLAWAY GOLF COMPANY
                             2285 RUTHERFORD ROAD
                              CARLSBAD, CA 92008

Callaway Golf Company 401(k) Profit
Sharing Plan
Report, Financial Statements and
Supplemental Schedule
December 31, 1999 and 1998

Callaway Golf Company
401(k) Profit Sharing Plan
Index to Report, Financial Statements and Supplemental Schedule
December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                                           Page
Report of Independent Accountants                                           4

Financial Statements:

   Statements of Net Assets Available for Benefits at
   December 31, 1999 and 1998                                               5

   Statements of Changes in Net Assets Available for Benefits for the
   Years Ended December 31, 1999 and 1998                                   6

   Notes to Financial Statements                                         7-10

Supplemental Schedule:*

   Schedule I -  Schedule of Assets Held for Investment Purposes at
                 December 31, 1999                                         11

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants


To the Participants and Administrator of the Callaway Golf Company 401(k) Profit Sharing Plan

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Callaway Golf Company 401(k) Profit Sharing Plan (the "Plan") at December 31, 1999 and 1998 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

San Diego, California
June 9, 2000

Callaway Golf Company 401(K) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                     1999         1998

Assets
Investments, at fair value
   Mutual Funds                                   $ 55,266,000  $ 42,250,000
   Callaway Golf Company Common Stock               22,892,000    11,554,000
   Participant loans                                 5,370,000     6,236,000
                                                  ------------  ------------

                                                    83,528,000    60,040,000

Receivables
   Company contributions                             3,605,000             -
   Accrued interest and dividends                            -        44,000
                                                  ------------  ------------

Net assets available for benefits                 $ 87,133,000  $ 60,084,000
                                                  ============  ============

  The accompanying notes are an integral part of these financial statements.

Callaway Golf Company 401(K) Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                        1999        1998

Additions to Net Assets Attributed to
   Investment income
     Interest and dividends                        $  1,356,000  $  2,549,000
     Net appreciation (depreciation) in fair
      value of investments                           23,786,000   (13,685,000)
  Participant contributions                           5,490,000     5,601,000
  Company contributions                               8,116,000     4,673,000
  Participant rollover contributions                    590,000     1,284,000
                                                   ------------  ------------

          Total additions                            39,338,000       422,000
                                                   ------------  ------------

Deductions from Net Assets Attributed to
  Distributions to participants                     (12,289,000)   (3,576,000)
                                                   ------------  ------------

          Total deductions                          (12,289,000)   (3,576,000)
                                                   ------------  ------------

Net increase (decrease)                              27,049,000    (3,154,000)

Transfer of Odyssey Golf 401(K) Plan assets
 (Note 1)                                                     -       778,000

Net assets available for benefits at beginning
 of year                                             60,084,000    62,460,000
                                                   ------------  ------------
Net assets available for benefits at end
 of year                                           $ 87,133,000  $ 60,084,000
                                                   ============  ============

  The accompanying notes are an integral part of these financial statements.

Callaway Golf Company 401(K) Profit Sharing Plan
Notes to Financial Statements
December 31, 1999 and 1998
------------------------------------------------------------------------------

1.   Description of Plan

     General

     Callaway Golf Company (the "Company") adopted on December 12, 1991, effective January 1, 1991, a voluntary deferred compensation and profit sharing plan, the Callaway Golf Company 401(k) Profit Sharing Plan, as amended, (the "Plan"), to enable eligible employees to make pre-tax savings deferrals and to share in the Company's earnings, thereby providing employees with an opportunity to accumulate funds for their retirement. Eligible employees who are employed for at least six months and accrue 500 hours of service, and are age eighteen or older, may participate in the Plan.

     The Plan is administered by the Company and Wells Fargo Bank serves as the trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     Plan Merger

     On December 31, 1998, the Odyssey Golf 401(k) Plan (the "Odyssey Plan") merged with and into the Plan. As a result, $778,000 in net assets were transferred to the Plan.

     Contributions

     Participants can elect to defer from 1% to 10% of their compensation, subject to the maximum permitted under Federal law. Participants also may contribute amounts representing distributions (or "rollovers") from other qualified plans.

     During 1999 and 1998, the Company made matching contributions each pay period equal to 100% of the deferral rate elected by participants for deferral rates up to 6% of annual compensation.

     The Company also may make discretionary profit sharing contributions. For the Plan year 1999, the profit sharing contribution authorized by the Company and accrued by the Plan was $3,605,000. The entire contribution was received by the Plan in February 2000. Plan participants do not accrue earnings on contributions until such contributions are received by the Plan. There were no discretionary profit sharing contributions for the Plan year 1998.

     Participant Accounts

     Each participant's account is credited with the participant's contributions and an allocation of: (a) the Company's matching and profit sharing contributions; (b) Plan earnings; and (c) forfeitures related to terminated participants' nonvested balances. Only participants who are actively employed on the last day of the Plan year or have completed more than 500 hours of service during the year will be allocated forfeitures and profit sharing contributions. Allocations of the Company's profit sharing contributions and Plan forfeitures are based on each participant's compensation in relation to total compensation of all Plan participants. Plan forfeitures totaled $273,000 and $223,000 for the years then ended December 31, 1999 and 1998, respectively.

     Vesting

     Participants are fully vested in their pre-tax contributions and vest in Company matching and profit sharing contributions at a rate of 25% per year, becoming fully vested after the completion of four years of employment.

Callaway Golf Company 401(K) Profit Sharing Plan
Notes to Financial Statements
December 31, 1999 and 1998
------------------------------------------------------------------------------

     During 1998, the Plan was amended to allow certain participants terminated by the Company to receive, upon termination, 100% accelerated vesting in the unvested portion of their matching employer contributions account.

     Distributions

     Distributions to participants are payable when a participant retires, or is terminated and requests distribution of the vested value of his or her account. If the vested value of the participant's account exceeds $5,000, the participant is allowed by law to leave benefits on deposit with the Plan. The amount left on deposit and the interest earned thereon are not forfeitable.

     Investment Options

     Upon enrollment in the Plan, a participant may direct contributions to any of the following investment options:

     . Wells Fargo Money Market Fund - Invests primarily in U.S. Government and corporate debt securities with an average maturity of 30 to 45 days.

     . Wells Fargo Short-term Intermediate U.S. Government Fund - Invests in short to intermediate term debt obligations of the U.S. Treasury, government agencies, corporations, and mortgage and asset-backed securities. The average maturity of the fund is not to exceed 10 years. This investment is no longer available to participants for future contributions.

     . Wells Fargo Equity Value Fund - Seeks to provide long-term capital appreciation by investing in common stocks which the fund manager believes are undervalued.

     . Wells Fargo S&P 500 Stock Fund - Seeks to provide total returns comparable to the returns of the S&P 500 Stock Index by investing in the same stocks and in substantially the same percentages as the S&P 500 Index.

     . Wells Fargo Managed Investment Fund - Seeks a high level of total return consistent with reasonable risk by shifting investments among common stocks, bond and money market instruments. This fund became available to participants as of October 1, 1999.

     . T. Rowe Price Science and Technology Fund - Seeks long-term growth of capital by investing primarily in companies which are expected to benefit from the development, advancement, and use of science and technology.

     . Janus Flexible Income Fund - Invests in various types of income-producing securities.

     . Strong Government Securities Fund - Invests in fixed income securities issued or guaranteed by the U.S. Government and its agencies or instrumentalities and in investment-grade corporate securities.

     . Templeton Foreign Fund - Invests in stocks and debt obligations of companies and governments outside of the United States.

     . Dreyfus Founders Discovery Fund - Seeks capital appreciation by investing primarily in equities of small, rapidly growing U.S. companies. This fund became available to participants as of October 1, 1999.

Callaway Golf Company 401(K) Profit Sharing Plan
Notes to Financial Statements
December 31, 1999 and 1998
------------------------------------------------------------------------------

     . Callaway Common Stock Fund - Invests in the common stock of the Company. Included in the Callaway Common Stock Fund are funds held in a money market account that will be used to purchase or redeem shares of the Company's common stock.

     Plan Administrative Expenses

     Plan administrative expenses are paid by the Company.

2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The financial statements are prepared on the accrual basis of accounting.

     Investment Valuation

     Investments are valued at quoted market prices. Participant loans are stated at amortized cost which approximates fair value.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Contributions

     Participant contributions and Company matching contributions are recorded in the period during which the Company makes payroll deductions from the participants' earnings. Company profit sharing contributions are recorded by the Plan when and if approved by the Company's Board of Directors.

     Distributions to Participants

     Distributions to participants are recorded when paid.

3.   Participant Loans

     Participants may borrow up to 50% of their vested account balance in loan amounts ranging from a minimum of $1,000 to a maximum of $50,000. Such loans must be repaid within 5 years or, if used to purchase a principal residence, 15 years. The loans are secured by the balances in the participants' accounts, and bear interest equal to the current prime rate at the inception of the loan. The prime rate was 8.50% at December 31, 1999 and 7.75% at December 31, 1998.

4.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, participants will become fully vested in their accounts. However, the Plan assets will first be used to pay any expenses of the Plan.

5.   Income Taxes

     The Internal Revenue Service has determined, and informed the Company by a letter dated May 23, 1995, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since such determination, however, the Plan's administrator believes that the Plan is designed and is currently being

Callaway Golf Company 401(K) Profit Sharing Plan
Notes to Financial Statements
December 31, 1999 and 1998
------------------------------------------------------------------------------

     operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been reported in the accompanying financial statements.


6.   Reconciliation to Form 5500

     Net assets available for benefits per the accrual basis financial statements and the cash basis Form 5500 differ by $3,605,000 and $44,000 at December 31, 1999 and 1998, respectively. These differences are due to the following accrual adjustments reflected in the financial statements:

                                                                              1999                   1998
        Company contributions receivable                                     $ 3,605,000       $              -

        Accrued interest and dividends receivable                                      -                 44,000

        Net assets available for benefits per the Form 5500                   83,528,000             60,040,000
                                                                         ---------------     ------------------
        Net assets available for benefits per the
        financial statements                                                 $87,133,000            $60,084,000
                                                                         ===============     ==================

                                                                      Schedule I

Callaway Golf Company 401(k) Profit Sharing Plan
Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
December 31, 1999
-------------------------------------------------------------------------------

   Identity of Issuer,
   Borrower, Lessor                                                                   Carrying
    or Similar Party                           Description of Investment                 Value
                                     Mutual Funds
    Wells Fargo*                     Money Market Fund                                   $ 7,168,000
    Wells Fargo*                     Short-term Intermediate U.S. Government Fund             55,000
    Wells Fargo*                     Equity Value Fund                                     6,510,000
    Wells Fargo*                     S&P 500 Stock Fund                                    9,875,000
    Wells Fargo*                     Managed Investment Fund                                 196,000
    T. Rowe Price                    Science and Technology Fund                          24,114,000
    Janus                            Flexible Income Fund                                  1,890,000
    Strong                           Government Securities Fund                            1,565,000
    Templeton                        Foreign Fund                                          3,403,000
    Dreyfus                          Founders Discovery Fund                                 490,000
                                                                                         -----------

                                                                                          55,266,000

    Callaway Golf Company*           Common stock                                         22,892,000
    Participant loans**                                                                    5,370,000
                                                                                         -----------
                                                                                         $83,528,000
                                                                                         ===========

  *  Represents a party-in-interest.
 ** Other required information has been omitted because such information is not available.

                                   SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee of the Callaway Golf Company 401(k) Profit Sharing Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                           ADMINISTRATION COMMITTEE
                                    OF THE
                             CALLAWAY GOLF COMPANY
                          401(k) PROFIT SHARING PLAN


Date: June 26, 2000                /s/ Kenneth  Wolf
                                   ------------------
                                   Kenneth Wolf
                                   Senior Vice President, Finance & Controller
                                   Callaway Golf Company

                                 Exhibit Index

Exhibit No.    Description
----------     -----------

  23           Consent of Independent Accountants